Exhibit 23.2

Board of Trustees
LaSalle Hotel Properties:

We consent to the use of our report dated February 6, 2003, with respect to the consolidated balance sheets of LaSalle Hotel Properties as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002, and the related financial statement schedule, and our report dated March 23, 2001, with respect to the balance sheets of LaSalle Hotel Lessee, Inc. as of December 31, 2000 and 1999, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 2000 and 1999, and for the period from April 29, 1998 (inception) through December 31, 1998, all incorporated herein by reference, and to the reference to our firm under the heading "Experts" in the Post Effective Amendment No. 1 to the Registration Statement on Form S-3.



/s/ KPMG LLP



Chicago, Illinois
June 17, 2003